

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2013

Via E-mail
Stuart M. Peltz, Ph.D.
Chief Executive Officer
PTC Therapeutics, Inc.
100 Corporate Court
South Plainfield, NJ 07080

> **Re: PTC Therapeutics, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 23, 2013**
> **CIK No. 0001070081**

Dear Dr. Peltz:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Share-based Compensation, page 61

1. We acknowledge your response to comments 10, 11 and 30 and your revised disclosures. In order for us to fully understand the equity fair market valuations reflected in your financial statements please provide an itemized chronological schedule in a tabular format covering all equity instruments issued in the periods presented through the date of your response to complement your existing tabular disclosure on page 63 and the related narrative disclosures. Your current disclosure only addresses your stock options grant issuances. For each equity instrument issuance, please include the information requested by prior comment 10. In your response to comment 11 you make reference to a tabular disclosure that does not appear to be included in your current amendment. Please include

the tabular disclosure and provide the information requested in prior comment 11 when your IPO price is established.

<u>General</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Dan Greenspan, Legal Branch Chief, at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Clark W. Petschek
        Wilmer Cutler Pickering Hale and Dorr LLP